Exhibit 99.4

Clearlake Capital Group, L.P. 233 Wilshire Blvd., Suite 800 Santa Monica, CA 90401 T: 310.400.8800 F: 310.400.8801

March 29, 2023

VIA EMAIL

The Board of Directors (the “Board”) of Blackbaud, Inc. (the “Company”)

Ladies and Gentlemen:

We have reviewed the Company’s response to our March 24, 2023 acquisition proposal via the press release issued publicly by the Company and related response letter, both dated March 27, 2023.

We are disappointed that the Board has rejected our highly attractive acquisition proposal of $71.00 per share, which represents a 57.7% premium to the Company’s unaffected trading price of $45.01 per share on October 3, 2022 (the day prior to the filing of a Schedule 13D by us), and a 25.9% premium to the 30-day VWAP of the Company’s common stock of $56.31 as of March 24, 2023. We would also note that, had the Company traded in line with the Bessemer Emerging Cloud Index from October 3, 2022, to present, it would currently trade at a hypothetical undisturbed price of $45.77 per share, and our proposal represents a premium of 55.0% to such price.

As the Company’s largest stockholder, holding approximately two times the number of shares held by the next largest stockholder and approximately nine times the number of shares held by the Company’s directors and officers, we are aware of the Company’s results to date and its plan to execute on the longer-term investments required to compete in an increasingly challenging macro and industry environment. Many enterprise software companies have a challenging path forward in the current environment, and we believe the Company’s current challenges would be best addressed by exploring strategic alternatives via a formal process to maximize stockholder value.  We have been a long-term stockholder of the Company over the past three years and have formed our current view over time.

We were surprised that one of the stated reasons conveyed to us for the Board’s rejection of our proposal was that it “lacks critical details typically included in a credible proposal.”  Neither the Board nor its advisors sought to engage with us at any point to clarify any details of our proposal that the Board deemed to be lacking, or ask us any questions about our proposal. Notwithstanding, we can confirm the following for the Board’s consideration:

(i)
Our proposal would imply an enterprise value of over $4.0 billion. Our firm has consummated over $95 billion of transactions in the past three years alone. As a result, we are very confident in our ability to execute on this and other similar-sized acquisition proposals we submit and pursue;

(ii)
We are willing to stand behind 100% of the equity required to consummate the acquisition contemplated by our proposal from our current funds. As noted in our proposal, we currently have over $70 billion of assets under management and have also received a ‘highly confident’ bank letter for up to 100% of the required debt financing for the proposed transaction; and

(iii)	If there are any other details the Board would like us to clarify, we and our advisors stand ready to address them, and welcome an outreach from the Company and its advisors.

Over the past few months, we have attempted unsuccessfully to engage with the Company’s management repeatedly in a constructive discussion regarding our interest in making a proposal to acquire the Company.  In each of these instances, we were informed that the Company did not believe it was an appropriate time to engage in a strategic discussion.  Based on the lack of any constructive response to our overtures or the ability to discuss our views directly with the Board, we were left with no other alternative than to submit our proposal of March 24th. We were frankly surprised to have our proposal summarily rejected the next business morning following what the Company’s press release characterized as a “comprehensive review.”

We also note that our “unambiguous statement that Clearlake does not need to be an acquirer” was made in recognition of the fiduciary duties of the Board under the Revlon doctrine as part of a strategic process, especially since we believe the Company has recently rejected other credible third-party acquisition overtures. Our statement should not otherwise be mischaracterized. Our goal is to acquire the Company pursuant to our proposal, and we have already dedicated substantial time and resources to support our proposal and have the resources and financing required to consummate the proposed transaction.  This is not a “Stalking Horse bid” and we are eager to engage in direct negotiations with the Company to reach an agreement over the short-term or, alternatively, to participate in a competitive process undertaken by the Board and its advisors. As noted in our proposal, we fully support and encourage the Board to undertake a thorough strategic review process with the assistance of its selected advisors.

We hereby reiterate our all-cash offer to acquire the outstanding shares of the Company for $71.00 per share, as outlined in our March 24th proposal. Based on public information and the Company’s unaffected price, we believe that our proposal will deliver superior and certain value to all stockholders when compared to the standalone alternative and will be very compelling to the Company’s stockholders.  This is supported by the fact that our offer price significantly exceeds the 12-month target price set by every sell-side stock analyst covering the Company. Notwithstanding, to the extent that there is additional upside to current expectations based on non-public information, we are very interested in engaging with the Company to receive and review such information in order to determine its impact on value.  We find it concerning that the Board is unwilling to engage with us to demonstrate any such value upside for the benefit of all stockholders.

As the Company’s largest and long-standing stockholder, we respectfully request the Board to treat the Clearlake proposal and other proposals received by the Company with due consideration and care. We look forward to your constructive engagement in an effort to maximize value for all of the Company’s stockholders.

Sincerely,

CLEARLAKE CAPITAL GROUP, L.P.

/s/ Behdad Eghbali
Behdad Eghbali